Exhibit 99.1

NEWS RELEASE

Endeavour Silver Expands Its Property Holdings Near the Bolanitos Mine,
Guanajuato Silver District, Guanajuato State, Mexico

Vancouver, Canada – June 29, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announces that it has expanded its property holdings near the Company’s operating Bolanitos silver mine in the historic silver district of Guanajuato, Guanajuato State, Mexico.

The Company has acquired the Belen II and Ampliacion de Belen properties (192 hectares), located approximately 2.5 kilometers (km) east of Endeavour’s recent Lucero silver-gold vein discovery and midway between the Company’s operating Bolanitos and Cebada silver-gold mines at Guanajuato.  Endeavour has also optioned the Juanita and Tajo de Adjuntas properties (57 hectares), located about 4 km southeast of Lucero at the south end of the La Luz vein system. (Click on the links below to see the two property location maps);

http://www.edrsilver.com/i/pdf/Guanajuato_Silver_District.pdf

http://www.edrsilver.com/i/pdf/Endeavour_Concessions_Guanajuato.pdf

The Belen properties cover at least one km of strike length along the little explored Belen silver-gold vein and related parallel veins. These veins received little exploration work historically because they are off the main trends of the Veta Madre and La Luz vein systems, they have minimal surface exposures due to extensive soil cover, and the few surface exposures that existed were quite narrow and low grade.

In 2006, a contractor drove a small ramp 123 meters (m) down along the Belen vein and found that the vein thickness increased below surface to an average of 2-4 m in width with patches of high silver and gold grades in places.  Endeavour geologists took six grab samples from the vein stockpiles, which assayed from 56 to 930 grams per tonne (gpt) silver and 0.7 to 3.1 gpt gold, and 8 chip samples from the vein in the ramp, which assayed from 24 to 426 gpt silver and 0.3 to 3.5 gpt gold (see table below).

Belén Ramp Samples
No.	Type	Width (m)	Silver (gpt)	Gold (gpt)
B47	Chip	0.22	100	3.5
B48	Chip	0.23	33	0.7
B49	Chip	0.24	426	3.1
B50	Chip	0.25	272	1.8
B51	Chip	0.26	112	2.1
B52	Chip	0.27	18	1.2
B53	Chip	0.28	27	0.5
B54	Chip	0.29	37	0.6
B10	Grab	NA	174	3.1
B11	Grab	NA	200	2.3
B12	Grab	NA	56	1.4
BSN	Grab	NA	930	3.0
GB1	Grab	NA	328	2.1
GB2	Grab	NA	78	0.7

Given that the Belen property sits at a higher elevation than the favorable “bonanza” silver-gold ore horizon in the La Luz vein system, the Belen vein displays classic boiling textures (colloform banding, bladed quartz replacing calcite), has the same southwest dip as the Lucero vein and Veta Madre, and both vein thickness and metal grades increase markedly with depth, Endeavour exploration personnel view the Belen properties as having excellent potential to host high grade silver-gold mineralization similar to the recent Lucero vein discovery.

The Juanita and Tajo properties cover a couple of narrow (up to 0.9 m) unnamed veins that also received minimal historic exploration.  Endeavour’s sampling of these veins returned only background silver grades but consistently elevated gold grades (up to 0.94 gpt), suggesting that these vein exposures are also above the prospective “bonanza” ore horizon and therefore have high grade mineralization potential.

A Phase 1 exploration program of surface mapping, rock and soil sampling is planned to commence in the third quarter as soon as exploration permits are received.  The properties straddle open pastureland with gentle topography and are road accessible so they should be relatively easy to explore and drill.

Endeavour will purchase a 100% interest in the Belen properties by paying 2.5 million Mexican pesos (approximately US$200,000 at current exchange rates) within three months, subject to a 15% advance (already paid) and a 2% NSR royalty on mineral production.  Endeavour can also acquire the Juanita and Tajo properties by paying US$50,000 for each over a 3 year period, subject to a 2% NSR royalty.

Bradford Cooke, Chairman and CEO, commented, “These new property acquisitions not only expand our land base at Guanajuato, they hold excellent potential for us to find and develop new high grade silver-gold mineralized zones like our recent discovery at Lucero.  Our near-term goal at Guanajuato is to continue boosting our reserves and resources so that management can consider a possible plant expansion to increase production going forward.”

To view a video presentation with Bradford Cooke’s commentary on this acquisition, click this link:

http://www.edrsilver.com/i/video/pressreleases/2010-06-29/Endeavour_Silver_Acquires_Belen_Properties.html

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and the sample results from the properties.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples are split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding exploration results, silver and gold grades and expansion of mineralized zones. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such statements. Such factors include, among others: the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, the speculative nature of mineral exploration, receipt and security of mineral property titles; unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.